

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Preeya Boonkampha
Chief Executive Officer
99 Moo. 12 Khokkruad district
Mueang, Nakhon Ratchasima Thailand 30280

> **Re:** **Conversation Institute, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2015**
> **File No. 333-203666**

Dear Ms. Boonkampha:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and other financial information in the filing to include the fiscal quarter ended March 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X.

2. We note that the Table of Contents references the page numbers of subsections of your prospectus. However, you provide only sporadic page numbers throughout the prospectus. Please revise to number each page of your prospectus.

Prospectus Cover Page

3. We note your statement that you are not a blank check company. Please also confirm in your response letter that you do not believe that the company is a blank check company because the company and its affiliates or promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a

reporting company, to be used as a vehicle for a private company to become a reporting company

Summary Information

4.   You disclose that the company was incorporated in Nevada on July 18, 2014. The disclosure in Note 1 to your financial statements states that the company was formed on July 16, 2014. All other references to the company's formation indicate the date was July 18, 2014. Please revise your disclosure to address the inconsistency in Note 1.

Use of Proceeds, page 18

5.   Please revise your description of "Use of Proceeds" to provide a brief narrative summary of your expected use of proceeds from your direct public offering, including how each level will or will not advance your planned operations. To the extent you provide this detailed information elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

Plan of Distribution, page 21

6.   We note your disclosure in the second paragraph on page 21 that "[t]he price per share will be fixed at $0.02 until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices…" Please revise your disclosure to remove references to the availability of shares to be sold at prevailing market price. As disclosed in other sections of your registration statement the company must sell shares at a fixed price of $0.02 per share for the duration of the offering. Therefore, also revise the following statements in the fourth paragraph on page 21 to be consistent with selling shares at a fixed price of $0.02 per share: "The shares sold by the Company may be occasionally sold in one or more transactions, either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale. Such prices will be determined by the Company or by agreement between both parties."

Description of Business, page 24

7.   In your disclosure on page 25 under the heading Market Opportunity you discuss the demand for English classes by schools and corporations. Please advise whether the company has any pre-existing relationships with organizations seeking English teachers or clarify that the disclosure is a discussion regarding the industry overall. Specifically state what market (including age group, geographic region, etc.) you intend to target for your services.

Recruiting Teachers, page 26

8.   Please advise whether the "English knowledge test" is a propriety test that will be developed by the company or if the teachers will be taking a test already on the market.

Available Information, page 28

9.   Please remove your references to being required to file proxy statements. Since your securities will not be registered under Section 12 of the Securities Exchange Act of 1934 upon effectiveness of your Form S-1 registration statement, you will not be subject to the proxy rules. Please disclose this fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Plan of Operation, page 38

10.   You discuss the first, second and third stages of your plan of operations using specific percentages of the "Net Proceed" from the offering. Please also disclose the specific dollar amounts. For example, it is not clear whether your percentages of net proceeds are based upon the sale of all or a portion of the shares being offered. If the percentages are based upon the sale of all the shares being offered, also discuss what you may reasonably achieve if you sell only 25% or 50% of the shares being offered.

11.   Please provide a more detailed explanation of what steps and costs would be involved in each stage of your plan of operations. For example, you disclose that in the first stage, you would develop in 120 days the online English school and English knowledge test with your President, Preeya Boonkhampha, being responsible for hiring website developers and overseeing the whole development process. However, it is not clear how Ms. Boonkhampha intends to achieve these goals in 120 days. In this regard, we note that Ms. Boonkhampha has no prior experience in the marketing of an online English school or recruiting of English teachers, currently owns a grocery store, and devotes only 5-10 hours per week to the company's business. Explain how Ms. Boonkhampha intends to recruit both a website developer and highly quality English teacher and develop a website for an online English school, including its content and English knowledge test, in a 120-day span of time with various levels of funding. Discuss the extent to which Ms. Boonkhampha has already engaged in planning, researching and making contacts for the construction of an online English school. This is one example of the detail needed to understand the company's proposed plan of operations.

Executive Compensation, page 42

12.   We note your disclosure that you did not pay any salaries in 2008. Your reference to the year 2008 appears to be an error. Please revise accordingly.

Exhibit 5

13.   Please have counsel revise his opinion to remove the sixth paragraph, as he has inappropriately assumed the material facts and legal conclusions that underlie his legal opinion. For guidance, please refer to Section II.B.1.a and II.B.3.a. of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings), available on our website at http://www.sec.gov/interps/legal.shtml.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Preeya Boonkhampha
Conversation Institute, Inc.
May 21, 2015
Page 5

You may contact Sharon Virga, Staff Accountant at (202) 551-3385 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director